UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 18, 2022

(Date of earliest event reported)

ELEGANCE BRANDS, INC.

(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9100 Wilshire Blvd., Suite 362W

Beverly Hills, California 90212

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Name Change

On January 18, 2022, Elegance Brands, Inc., a Delaware corporation (the “Company”), changed its name from Elegance Brands, Inc. to Sway Energy Corp. A copy of the amended certificate of incorporation is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Departure of Chief Technology Officer and Director

On March 30, 2022, Sahil Beri, the Company’s Chief Technology Officer (“CTO”) and a director on the Company’s board of directors, resigned from the position of CTO and director, effective immediately. He had no disagreements or disputes with Company.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands Inc.
a Delaware corporation

by:	/s/ Amit Raj Beri
Name:	Amit Raj Beri
Its:	Chief Executive Officer
Date:	April 1, 2022

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

2.1	Certificate of Amendment to Certificate of Incorporation, as filed January 18, 2022.

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